SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from          to
Commission file number 000-30821
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELECOMMUNICATION SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELECOMMUNICATION SYSTEMS, INC.
275 West Street
Annapolis, Maryland 21401

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
TELECOMMUNICATION SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN
JANUARY 31, 2010 AND 2009

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	9

Reznick Group, P.C. 500 East Pratt Street Suite 200 Baltimore, MD 21202-3100 Tel: (410) 783-4900
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT
Board of Directors of TeleCommunication Systems, Inc. Employee Stock Purchase Plan and Administrator of TeleCommunication Systems, Inc. Employee Stock Purchase Plan,
     We have audited the accompanying statements of net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the three years in the period ended January 31, 2010. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the TeleCommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2010 and 2009, and the changes in net assets available for plan benefits for the three years in the period ended January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
/s/ Reznick Group

Baltimore, Maryland
April 29, 2010
www.reznickgroup.com

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
January 31, 2010 and 2009

	2010	2009

Participant deposits due from employer	$218,780	$94,404

Total Assets	218,780	94,404

Stock purchase payable	215,044	89,406
Benefits payable	3,736	4,998

Total Liabilities	218,780	94,404

Net assets available for plan benefits	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended January 31, 2010, 2009 and 2008

	2010	2009	2008
Additions:
Participant contributions	$708,651	$481,905	$510,925

Total additions to plan equity	708,651	481,905	510,925

Deductions:
Terminations and withdrawals	—	14,412	20,715
Contributions used for stock purchases	489,871	373,089	411,005
Contributions held for future stock purchases	218,780	94,404	79,205

Total deductions to plan equity	708,651	481,905	510,925

Net change in assets available for plan benefits	—	—	—

Net assets available for plan benefits, beginning of year	—	—	—

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
January 31, 2010 and 2009
NOTE 1 — PLAN DESCRIPTION
The TeleCommunication Systems, Inc. Employee Stock Purchase Plan (the Plan) was approved by the shareholders of TeleCommunication Systems, Inc. (the Employer) effective November 1, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock at a discount from fair market value. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.
As of January 31, 2010 and 2009 the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 1,384,932. As of January 31, 2010, the number of shares purchased under the Plan since 2000 is 1,209,336 and the common stock reserved for future employee purchases aggregated 175,596 shares. There are no other investment options for participants. Shares purchased under the Plan in the most recent fiscal Plan year were 101,074 shares.
All regular full-time employees or regular part-time employees of the Employer may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock. An option period is determined at the discretion of the Employer’s Board of Directors (the Administrator). For the years ended January 31, 2010 and 2009, there were four option periods: February 1 through January 31, in three month intervals each.
Participants contribute after-tax payroll deductions of any whole number percentage of the base salary and overtime excluding bonuses, commissions and vacation pay. The employee may also deposit money into the Plan directly by personal check given to the Plan Administrator in accordance with the Plan document. The Employer does not provide a matching or discretionary contribution, and contributions do not earn interest. Participants’ payroll deductions are accumulated during the option period. Shares are purchased on the last day of the option period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the option period, whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker. Generally,

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
January 31, 2010 and 2009
any balance remaining in an employee’s account after the exercise will be carried forward into the employee’s account for the next Option period. If the employee does not participate in that Option period, the amount remaining will be refunded.
Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $10,500 determined as of the first trading date of the purchase period as to shares purchased during such period.
All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.
In the event of a participant’s termination, death, or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.
The Plan may be terminated at any time by the Company’s Board of Directors.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statements
The accompanying financial statements are presented on the accrual basis of accounting. The Plan’s cash is maintained by the Employer on behalf of the Plan. The Plan’s administrative expenses are paid by the Employer.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
January 31, 2010 and 2009
Recently Issued Accounting Standards
The Plan adopted, as of July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC does not change authoritative guidance. Accordingly, implementing the ASC did not change any of the Plan’s accounting and, therefore, did not have an impact on the results of the Plan. References to authoritative GAAP literature have been updated accordingly.
Income Tax Status
The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements. Participants are required to hold shares two years from the grant date or 21 months from the date of purchase under the Plan to avoid additional income tax liabilities.
NOTE 3 — SUBSEQUENT EVENTS
Management has considered material subsequent events for disclosure and recognition through the filing date of these financial statements and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.